TRUE NORTH FINANCE CORPORATION

December 15, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:      True North Finance Corporation
Registration Statement on Form S-1
File No. 333-163284
Amended Application for Withdrawal Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), True North Finance Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File No. 333-163284, which was originally filed on November 23, 2009, Amendment No. 1 on January 4, 2010, and Amendment No. 2 on January 21, 2010.

Due to the length of time the registration process has taken, with related costs and expenses, and the directors being required to loan the company funds which they are no longer able to do, the directors have determined it would be in the Company’s best interests to withdraw the Registration Statement given the lack of available funding.  The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

Sincerely,

TRUE NORTH FINANCE CORPORATION

By:           /s/ Scott R. Carlson
 Name:  Scott R. Carlson
 Title:  Secretary